Exhibit 5.2

Linklaters LLP One Silk Street London EC2Y 8HQ Telephone (+44) 20 7456 2000 Facsimile (+44) 20 7456 2222 DX Box Number 10 CDE

To:	Lloyds TSB Bank plc 25 Gresham Street London EC2V 7HN

29 March 2012

Our Ref	L-197726

Dear Sirs

LLOYDS TSB BANK PLC (the “Issuer”) US$5,393,000 3.00 per cent. Retail Notes due March 29, 2015, US$4,943,000 4.50 per cent. Retail Notes due March 29, 2018, US$1,777,000 5.00 per cent. Retail Notes due March 29, 2020 and US$1,900,000 5.50 per cent. Retail Notes due March 29, 2024 (together, the “Notes”) issued pursuant to the shelf registration statement, including post-effective amendment no.1 thereto, filed with the U.S. Securities and Exchange Commission (the “SEC”), on 22 December 2010 (the “Programme”).

1	We have acted as English legal advisers to the Issuer in connection with the issue of the Notes and have taken instructions solely from the Issuer.

2
This opinion is limited to English law as applied by the English courts and is given on the basis that it will be governed by and construed in accordance with English law. In particular, we express no opinion herein with regard to any system of law (including, for the avoidance of doubt, Scots law, the federal laws of the United States of America and the laws of the State of New York) other than the laws of England as currently applied by the English courts.

3	For the purpose of this opinion we have examined the documents listed and, where appropriate, defined in the Schedule to this opinion.

4	We have assumed that:

4.1	(except in the case of the Issuer) all relevant documents are within the capacity and powers of, and have been validly authorised by, each party;

4.2	(in the case of each party) all relevant documents have been or (in the case of the Notes) will be validly executed and delivered by the relevant party;

4.3
the Notes and the Senior Indenture are valid and binding under New York law and that words and phrases used in the Notes and the Senior Indenture have the same meaning and effect as they would if the Notes and the Senior Indenture were governed by English law; and

This communication is confidential and may be privileged or otherwise protected by work product immunity.

Linklaters LLP is a limited liability partnership registered in England and Wales with registered number OC326345. It is a law firm authorised and regulated by the Solicitors Regulation Authority. The term partner in relation to Linklaters LLP is used to refer to a member of Linklaters LLP or an employee or consultant of Linklaters LLP or any of its affiliated firms or entities with equivalent standing and qualifications. A list of the names of the members of Linklaters LLP together with a list of those non-members who are designated as partners and their professional qualifications is open to inspection at its registered office, One Silk Street, London EC2Y 8HQ or on www.linklaters.com and such persons are either solicitors, registered foreign lawyers or European lawyers.

Please refer to www.linklaters.com/regulation for important information on our regulatory position.

4.4
the meeting of the Board of Directors of the Issuer held on 17 December 2010 (in respect of which an extract of the minutes has been supplied to us) was duly convened and constituted, a quorum was present and acting throughout and the resolutions referred to in the minutes were duly and validly passed and have not been amended, modified or rescinded.

5	References in this opinion to the “Notes” include the global certificates representing the Notes upon issue unless the context indicates otherwise.

6
Based on the documents referred to, and assumptions made, in paragraphs 3 and 4 above and subject to the qualifications in paragraph 8 below and to any matters not disclosed to us, we are of the following opinion:

6.1
The Issuer has taken all necessary corporate action to authorise its execution, delivery and performance of the Notes and provided that each Note is executed and delivered as provided in the minutes and sealing memo referred to in the Schedule hereto and the Memorandum and Articles of Association of the Issuer, the Issuer will have duly authorised, executed and delivered the Notes.

6.2	In so far as English law is concerned, the obligations assumed by the Issuer under the Notes are valid and binding obligations of the Issuer.

7
The term “binding” as used above means that the obligations assumed by the Issuer under the Notes are of a type which the English courts enforce. It does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. In particular:

7.1	Enforcement may be limited by (a) bankruptcy, insolvency and liquidation, (b) reorganisation and (c) laws of general application relating to or affecting the rights of creditors.

7.2	Enforcement may be limited by general principles of equity - for example, equitable remedies may not be available where damages are considered to be an adequate remedy.

7.3	Claims may become barred under the Limitation Act 1980 or may be or become subject to set-off or counterclaim.

8	This opinion is subject to the following:

8.1	An English court may, or may be required to, stay proceedings or decline jurisdiction in certain circumstances - for example, if proceedings are brought elsewhere.

8.2
Effect may be given to the overriding mandatory provisions of the law of the country where the obligations arising out of a contract have to be performed, in so far as those provisions render the performance of the contract unlawful. In such circumstances, the relevant obligations may not be enforceable.

8.3	This opinion is subject to the provisions of the Banking Act 2009 and any secondary legislation, instruments and orders made, or which may be made, under it.

9
This opinion is given on the basis that there will be no amendment to or termination or replacement of the documents, authorisations, consents and opinions referred to in the Schedule to this opinion and on the basis of English law in force as at the date of this opinion. This opinion is also given on the basis that we undertake no responsibility to notify you of any change in English law after the date of this opinion.

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10
This opinion is addressed to you solely for your benefit in connection with the issue of the Notes, save as provided below. It is not to be transmitted to anyone else nor is it to be relied upon by anyone else or for any other purpose or quoted or referred to in any public document or filed with anyone without our express consent.

11
We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be submitted by Lloyds Banking Group plc (the “Guarantor”) on the date hereof. In giving this consent we do not admit that we are within the category of persons whose consent is required within section 7 of the United States Securities Act of 1933 or the rules and regulations of the SEC thereunder.

Yours faithfully

/s/ Linklaters LLP

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SCHEDULE

1	A certified copy of the Memorandum and Articles of Association of the Issuer.

2	An extract of the minutes of a meeting of the Board of Directors of the Issuer held on 17 December 2010 adding the Issuer to the Programme.

3	Sealing memos dated 4 January 2011 and 16 January 2012 containing the powers of attorney for the Issuer in respect of the Programme.

4
Senior Indenture dated 21 January 2011 between the Issuer, the Guarantor and The Bank of New York Mellon (the “Trustee”) as supplemented by the second supplemental indenture dated 25 November 2011 between the Issuer, the Guarantor and the Trustee constituting the Notes (the “Senior Indenture”).

5	Pricing Supplements dated 26 March 2012 relating to the Notes.

6	Copies of the Opinion(s) dated 29 March 2012 of Davis Polk & Wardwell LLP, US Counsel to the Issuer and Guarantor, and Dundas & Wilson CS LLP, Scottish Counsel to the Guarantor.

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